UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3 – Exit Amendment)

AKUMIN INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01021X100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Stanley G. Dunford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Floyd Dunford Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Dunford Marine Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

Item 1 (a). Name of Issuer:

Akumin Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

c/o Akumin Inc.

8300 W Sunrise Blvd

Plantation FL, 33322

Item 2 (a). Name of Person Filing:

The persons filing this statement are Stanley G. Dunford, Floyd Dunford Limited and Dunford Marine Holdings LP. Together, Stanley G. Dunford, Floyd Dunford Limited and Dunford Marine Holdings LP are the “Reporting Persons.”

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o Akumin Inc.

8300 W Sunrise Blvd

Plantation FL, 33322

Item 2 (c). Citizenship:

Stanley G. Dunford is a Canadian citizen.

Floyd Dunford Limited is an Ontario corporation.

Dunford Marine Holdings LP is an Ontario limited partnership.

Item 2 (d). Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2 (e). CUSIP Number:

01021X100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4.	Ownership.

Ownership (a-b)

On October 20, 2023, the Issuer entered into a Restructuring Support Agreement (including all exhibits thereto, collectively, the “RSA”) with certain of its debtor affiliates as set forth in the RSA (together with the Issuer, the “Debtors”) and the other parties thereto (collectively, the “Consenting Stakeholders”). Under the terms of the RSA, the Debtors and certain Consenting Stakeholders agreed to the terms of a restructuring of the Issuer pursuant to the terms set forth in the Joint Prepackaged Chapter 11 Plan of Reorganization of the Debtors (as amended, supplemented or otherwise modified from time to time, the “Prepackaged Plan”). In connection therewith, on October 22, 2023, the Debtors filed voluntary petitions under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), thereby commencing chapter 11 cases for the Debtors (the “Chapter 11 Cases”). The Chapter 11 Cases are jointly administered under the caption In re Akumin Inc., et al., Case No. 23-90827 (CML). On November 30, 2023, the Bankruptcy Court entered an order confirming the Prepackaged Plan. On February 6, 2024 (the “Effective Date”), the Prepackaged Plan became effective in accordance with its terms and the Issuer emerged from the Chapter 11 Cases. As part of the transactions undertaken pursuant to the Prepackaged Plan, all shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”), together with any shares of restricted stock, restricted stock units, or any other right to receive equity in the Issuer, in each case, outstanding immediately prior to the Effective Date, were cancelled, discharged and of no force and effect. On the Effective Date, the Issuer filed a Form 15-12B with the Securities and Exchange Commission requesting the deregistration of the Common Stock and the suspension of the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended.

(c) The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2024

By:	/s/ Stanley G. Dunford
Stanley G. Dunford

FLOYD DUNFORD LIMITED

By:	/s/ Stanley G. Dunford
Stanley G. Dunford
Authorized Signatory

DUNFORD MARINE HOLDINGS LP

By:	/s/ Stanley G. Dunford
Stanley G. Dunford
Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)